UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

______________________

FORM 6-K

_______________________

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under

the Securities Exchange Act of 1934

For the month of September 2017

Commission File Number 001-33161

NORTH AMERICAN ENERGY PARTNERS INC.

Suite 300

18817 Stony Plain Road

Edmonton, Alberta

Canada T5S 0C2

(Address of principal executive offices)

___________________________________

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F	☐	Form 40-F	☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	☐	No	☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Documents Included as Part of this Report

No.	News Release

99.1	NORTH AMERICAN ENERGY PARTNERS INC. ANNOUNCES THE AWARD OF TWO WINTER EARTHWORKS CONTRACTS AND FURTHER REVENUE DIVERSIFICATION PROGRESS

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NORTH AMERICAN ENERGY PARTNERS INC.

Date: September 20, 2017	By:	/s/ Martin Ferron
	Name:	Martin Ferron
	Title:	President & Chief Executive Officer